UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-15102

Embraer S.A.

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form  40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-162103) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Information contained in the websites cited on this report on Form 6-K is not incorporated by reference in the referred registration statement on Form F-3.

EMBRAER S.A.

PUBLICLY TRADED COMPANY

CNPJ/MF No. 07.689.002/0001-89

NIRE 35.300.325.761

NOTICE TO SHAREHOLDERS

São José dos Campos, November 30, 2010 – Embraer S.A. (the “Company”), in addition to the information furnished to the U.S. Securities and Exchange Commission on Form 6-K/A and on Forms 6-K on October 21, 2010, October 25, 2010 and November 22, 2010, respectively, informs its shareholders of the following:

Dissenting shareholders of the shareholder resolution that approved the modification of the Company’s corporate purpose at the Extraordinary General Shareholders’ Meeting held on November 19, 2010 (the “EGM”) will have the right to withdraw from the Company by means of a refund of their shares in accordance with the following terms and conditions:

(1)	Refund Value for Each Share: R$7.00 (seven Brazilian Reais), equivalent to the equity value of each share, as calculated based on the Company’s financial statements for the fiscal year ended December 31, 2009 that were approved by the Ordinary General Shareholders’ Meeting of April 19, 2010, in accordance with applicable law, except that shareholders have the right to demand the preparation of a special balance sheet, as set forth under Paragraph 2 of Article 45 of Law No. 6,404/76 (this withdrawal refund value of R$7.00 (seven Brazilian Reais) per share compares to a trading price on the BM&FBovespa of R$12.13 (twelve Brazilian Reais and thirteen cents) per share of the Company, as of the close of business on November 29, 2010);

(2)	Start Date for the Exercise of Withdrawal Rights: the date of publication of the Minutes of the EGM, which publication occurred on November 30, 2010. Dissenting shareholders who owned shares on the date of the first publication of the call notice of the EGM, i.e., October 19, 2010, will be entitled to exercise withdrawal rights with respect to the shares for which they can prove ownership;

(3)	End Date for the Exercise of Withdrawal Rights: thirty (30) days as from the publication of the Minutes of the EGM, i.e. until December 29, 2010, inclusive; and

(4)	Estimated Date for the Payment of the Refund Amount: up to thirty (30) days following the last day for exercise of withdrawal rights, i.e., until January 28, 2010, inclusive.

INSTRUCTIONS FOR HOLDERS OF COMMON SHARES

Dissenting shareholders whose shares are directly deposited with Itaú Unibanco, the local custodian of the Company’s shares, may exercise their withdrawal rights until December 29, 2010, inclusive, by visiting a special branch of Itaú Unibanco. Shareholders may obtain more information by calling +55 11 5029-7780. Shareholders who decide to contact Itaú Unibanco or their custodial agents shall present their individual taxpayer registry of the Ministry of Finance or the corporate taxpayer registry of the Ministry of Finance, as applicable, a written withdrawal request informing the number of shares held by them on October 19, 2010 and specify a bank account into which the corresponding refund value should be deposited.

INSTRUCTIONS FOR HOLDERS OF ADSs

Because the share refund amount relating to the withdrawal rights is significantly lower than the current trading price of the Company’s shares and American Depositary Shares (“ADSs”), the Company expects that few or no requests for exercise of withdrawal rights will be submitted by holders of these securities. As a result, and to avoid having the Company incur significant expenses inefficiently, all ADS holders wishing to exercise withdrawal rights will be able to do so provided that they: (i) make the necessary arrangements to cancel their ADSs and take delivery of the underlying shares in a Brazilian account established with a Brazilian securities professional in Brazil, and (ii) have not voted in favor of the shareholder resolution that approved the modification of the corporate purpose of the Company.

ADS holders intending to exercise withdrawal rights will need to comply with applicable Brazilian regulations to hold the shares underlying their ADSs in such a Brazilian account, the opening of which should be discussed and arranged by such ADS holders with their Brazilian broker and legal or other advisors. In addition, such holders must surrender their ADSs to JPMorgan Chase Bank, N.A. for cancellation and take delivery of the underlying shares in time for such holders to be able to submit their withdrawal rights notice in Brazil to Itaú Unibanco S.A., the local custodian of the Company’s shares, prior to the end of the period for exercise of withdrawal rights, as described in item (3) above concerning the end date for the exercise of withdrawal rights.

If the trading price of the ADSs experiences a significant change that makes the exercise of withdrawal rights attractive to ADS holders, the Company may, at its sole discretion, announce alternative arrangements in order for ADS holders to be able to exercise withdrawal rights in the United States.

The Company urges holders of ADSs and shares of the Company to check the trading price of these securities prior to submitting a notice of exercise of withdrawal rights.

Additional information relating to withdrawal rights is available on the websites of the BM&FBovespa – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the CVM (www.cvm.gov.br), as well as on the Investor Relations website of the Company (www.embraer.com.br/ir).

São José dos Campos, November 30, 2010.

Luiz Carlos Siqueira Aguiar

Executive Vice-President & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2010

Embraer S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Name: Luiz Carlos Siqueira Aguiar
Title: Chief Financial Officer